January 9, 2020

VIA EDGAR

Isaac Esquivel
Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Wyndham Hotels & Resorts, Inc.
Form 8-K filed October 29, 2019

File No. 001-38432

Dear Mr. Esquivel and Ms. Monick:

On behalf of Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, below please find our responses to the comment letter to Ms. Michele Allen, the Chief Financial Officer of the Company, dated December 18, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers and table numbers in the Company’s responses correspond to page numbers and table numbers, respectively, in the Company’s Current Report on Form 8-K filed with the Commission on October 29, 2019.

Form 8-K filed October 29, 2019

Exhibit 99.1

1.                                      Staff’s Comment: We note your inclusion of adjusted pretax income in Table 1. Please tell us how you determined it was unnecessary to reconcile this measure to the most directly comparable GAAP financial measure. Please refer to Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company believes the line item labeled “Total adjustments before tax” in Table 5 (continued) includes the adjustments necessary to reconcile between income before income taxes and adjusted pretax income, the Company plans to remove the adjusted pretax income metric in future filings. The Company further advises the Staff that to the extent adjusted pretax income is presented in future filings, it will reconcile such measure (by schedule or other clearly understandable method) to the most directly comparable GAAP financial measure.

2.                                      Staff’s Comment: We note you provide 2019 outlook for adjusted EBITDA, adjusted pretax income, and adjusted net income. Please tell us how you determined it was unnecessary to provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please tell us how you determined it was unnecessary to disclose this fact and identify any information that is unavailable and its probable significance. Please refer to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP financial measures.

Response: The Company respectfully advises the Staff that it inadvertently omitted a statement to the following effect after the initial disclosure of outlook on page 3 of Exhibit 99.1 (a similar statement of which had been included in prior quarters when outlook was provided): “The Company is providing outlook for net income and EPS only on a non-GAAP basis because it is unable to predict with reasonable certainty the occurrence or amount of potential adjustments that may arise in the future.”

The Company advises the Staff that it will include the above statement, to the extent applicable, going forward, as well as a statement to the following effect, to the extent applicable, in Table 6 or as otherwise necessary: “In determining adjusted EBITDA, adjusted income before income taxes, adjusted net income and adjusted diluted EPS, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company is providing outlook for income before income taxes, net income and EPS only on a non-GAAP basis because it is unable to predict with reasonable certainty the occurrence or amount of all the adjustments or other potential adjustments that may arise in the future during the forward-looking period, which can be dependent on future events that may not be reliably predicted. Based on past reported results, where one or more of these items have been applicable, such excluded items could be material, individually or in the aggregate, to the reported results.”

For items which the Company is able to predict without unreasonable effort, the Company intends to disclose such items going forward.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (973) 753-7682.

Sincerely,

/s/ Michele Allen
Michele Allen
Chief Financial Officer

cc:                                Nicola Rossi
Wyndham Hotels & Resorts, Inc.